SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934

                     For the month ended February 2003


                        Carmanah Technologies Corporation
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                              (Registrant's name)
                        1304 - 925 West Georgia Street
                         Vancouver, British Columbia
                                Canada V6C 3L2


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F X  (SEC File No: 0-30052)               Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes :   X                                         No :

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         File # 0-30052.



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			CARMANAH TECHNOLOGIES CORP.

FOR IMMEDIATE RELEASE			            Thursday, February 20, 2003
							        (No.2003-02-01)


U.S. PATENT APPROVED FOR CARMANAH'S AUTOMATIC LIGHT CONTROL

Victoria, British Columbia - February 20, 2003 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce that a U.S. patent application (#09/824,994) for its proprietary Automatic Light Control (ALC) technology has been approved.

"ALC distinguishes our products from any other solar-powered lighting products in the world today", states Art Aylesworth, Carmanah's CEO. "This technology allows our lighting products to automatically adapt to the solar environment where they are installed, thereby greatly extending our product's capabilities and reliability while reducing component size and associated cost. We are proud that ALC has been recognized as unique and we are pleased to add this technology to our portfolio of intellectual property."

Carmanah has developed significant intellectual property around the core concept of solar-powered LED lighting and illumination. This latest patent in the company's IP portfolio represents one of five technologies that have been patented or have patents pending in various countries around the world.


About Carmanah's Automatic Light Control

The Historical Problem

The single greatest inefficiency of outdoor solar-powered lighting products is that they must be optimized for the worst solar conditions that they are likely to encounter. In practical terms, this means that each unit must be designed to operate reliably during the worst of the winter months, when the availability of ambient light for recharging is at its lowest. The result is that during summer months the unit is "overbuilt" and operating inefficiently, as it is unable to use much of the energy available for capture by its solar panels.

Similarly, unless each unit is customized individually, there is no means of adjusting the performance level of a unit to correlate with the solar energy available at the installation location. For example, a unit installed in Egypt, where there are six hours of sunlight on average every day, will have to be set to the same performance level as a unit installed in Norway, where there is only one hour of sunlight available on average. The unit in Egypt therefore operates very inefficiently, as most of its incoming solar energy is wasted.

An Ingenious Solution

Using advanced electronics and software developed by Carmanah Technologies Inc., Automatic Light Control (ALC) enables Carmanah's products to automatically adjust their light output in response to prevailing solar conditions.

ALC uses a control scheme to monitor the charge received by its batteries over the course of the day via the solar panel(s). Through a sophisticated algorithm, ALC recognizes any trend in its battery voltage levels to develop an approximate understanding of its installation location and / or prevailing weather conditions. It then determines if solar conditions are suitable to maintain its current light output, or if it should dynamically adjust its output level to ensure its battery levels will remain optimal for continuous, reliable operation. This self-configuring capability enables Carmanah's products to operate reliably at nearly any location on earth. Carmanah currently has more than 50,000 units operating in 110 countries with some units operating year round as far as 70 degree N latitude (Norway).

The resulting benefits of ALC are significant for Carmanah's customers:

1.	Major improvements in reliability;
2.	Better performance; and
3.	Reduced product size and cost.


About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2001, as filed with the British Columbia Securities Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.


-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

			CARMANAH TECHNOLOGIES CORP.
FOR IMMEDIATE RELEASE				     Tuesday, February 25, 2003
						 	        (No.2003-02-02)


CARMANAH TECHNOLOGIES ANNOUNCES $1.48 MILLION PRIVATE PLACEMENT
New shareholders include 4 European institutional investors

Vancouver, British Columbia - February 25, 2003 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce that it proposes to issue up to 2,000,000 common shares of the Corporation at a price of $0.74 per share pursuant to a private placement, for gross proceeds of up to $1,480,000. The private placement is subject to completion of formal documentation and receipt of regulatory approval. Canaccord Capital Corporation will receive a cash commission of 7.5 percent of the gross proceeds raised.

Carmanah also announces that a sale of 2,000,000 common shares (the "Traded Shares") has been effected through the facilities of the TSX Venture Exchange. A total of 998,000 of the Traded Shares are held by control persons and / or other insiders of the Corporation, and have been sold to arm's length, public shareholders. These new shareholders are four European institutions that can be categorized as Socially Responsible Investors with a focus on environmental technology. From the proceeds of the sale of the Traded Shares, the sellers will purchase common shares pursuant to the private placement listed above.

As a result of the insiders' participation, the private placement of Carmanah may be classified as a "related party transaction." The Corporation has determined that exemptions from various requirements of the TSX Venture Exchange's Policy 5.9 are available. Given the existence of these exemptions, it is anticipated that the transaction will close less than 21 days from the date of the announcement of the private placement.

"Since 1998, Carmanah has sustained an average growth rate of 80% in annual revenues", states Art Aylesworth, Carmanah's CEO. "This funding will enable the company to broaden its business development and R&D activities. Market interest in our proprietary solar-powered LED technologies is strong, and we are serious about capitalizing on this multi-billion dollar market opportunity."

Use of Funds

Carmanah will use the funds to propel the Company into new markets and applications of its proprietary platform technologies. Specifically, Carmanah has the following plans:

- Enlarge its leadership position in the marine market through continued international expansion and product development;
- Achieve dominant market share in North America for solar-powered transit lighting products;
- Develop its presence in the European and Asian transit markets; and
- Increase its commitment towards the North American and European roadway markets.

In addition, Carmanah will increase R&D resources as necessary to support its product development.


About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented, proprietary solar-powered LED lighting solutions for the marine, transit, roadway and railway markets. The company has more than 50,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.


On Behalf of the Board of Directors
Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director



For further information, please contact:

Corporate Contact:          Media Contact:          Investor Relations Contact:
Mr. Praveen Varshney,       Mr. David Davies     Vanguard Shareholder Solutions
Director                    Tel:  (250) 382-4332           Tel:  (604) 608-0824
Tel:  (604) 629-0264        ddavies@carmanah.com     Toll-Free:  1-866-801-0777
Toll-Free:  1-866-629-0264                                vanguard@carmanah.com
investors@carmanah.com


This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2001, as filed with the British Columbia Securities Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

-------------------------------------------------------------------------------
      Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2
      Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768
                      e-mail: investors@carmanah.com

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       Carmanah Technologies Corporation


Date: February 28, 2003                        By: /s/  Peeyush Varshney
                                               -------------------------
                                                Name: " Peeyush Varshney "
                                                Title:  Director